UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

August 2026

Commission File Number: 001-43208

The Metals Royalty Company Inc.

1900 Dome Tower

333 7th Ave SW

Calgary, AB, T2P 2Z1

British Columbia, Canada

(403) 984-1941

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Convertible Notes Offering

On or about August 21, 2026, The Metals Royalty Company Inc. (the “Company”) entered into convertible note subscription agreements (the “Subscription Agreements”) with certain institutional and accredited investors (the “Purchasers”), pursuant to which, on August 24, 2026, the Company issued and sold to the Purchasers $140,035,000 aggregate principal amount of its 8.00% Convertible Senior Secured Second Lien Notes due 2031 (the “Notes”) in a private placement (the “Notes Offering”), at an issue price of 95% of the principal amount thereof. Scotiabank and William Blair acted as placement agents for the Notes Offering. The Subscription Agreements contain customary representations, warranties and covenants of the Company and the Purchasers.

The Notes were issued pursuant to an indenture (the “Indenture”), dated as of August 24, 2026, among the Company, the guarantors party thereto and U.S. Bank Trust Company, National Association, as trustee and as collateral agent. The Notes bear interest at a rate of 8.00% per annum, consisting of (i) from the issue date to but excluding September 15, 2027, cash interest at a rate of 6.00% per annum and interest payable in kind (“PIK Interest”) at a rate of 2.00% per annum, (ii) from September 15, 2027 to but excluding September 15, 2028, cash interest at a rate of 7.00% per annum and PIK Interest at a rate of 1.00% per annum, and (iii) from and after September 15, 2028, cash interest at a rate of 8.00% per annum. PIK Interest is payable through an increase in the principal amount of the Notes or the issuance of additional Notes. Interest is payable semi-annually in arrears on March 15 and September 15 of each year, beginning on March 15, 2027. The Notes will mature on September 15, 2031, unless earlier converted, redeemed or repurchased.

The Notes are convertible at the option of the holders at any time prior to the close of business on the scheduled trading day immediately preceding the maturity date at an initial conversion rate of 115.4401 common shares of the Company (“Common Shares”) per $1,000 principal amount of Notes, equivalent to an initial conversion price of approximately $8.66 per Common Share, representing a premium of approximately 37.5% over the $6.30 reference price. Upon conversion, the Company will satisfy its conversion obligation in cash, Common Shares or a combination of cash and Common Shares, at its election. The conversion rate is subject to customary anti-dilution adjustments and to increase in connection with certain make-whole fundamental changes or if the Company delivers a notice of optional redemption or tax redemption, in each case as set forth in the Indenture. The Notes are not redeemable at the option of the Company prior to September 15, 2029, other than in connection with certain changes in Canadian withholding tax law. On or after September 15, 2029, the Company may redeem all or a portion of the Notes, subject to the satisfaction of certain liquidity conditions set forth in the Indenture relating to the resale registration statement described below, at a redemption price equal to 112.5% of the principal amount of the Notes to be redeemed (or 107.5% of such principal amount if the redemption date occurs on or after September 15, 2030), plus accrued and unpaid interest to, but excluding, the redemption date. If a fundamental change occurs, holders may require the Company to repurchase all or a portion of their Notes at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the fundamental change repurchase date. The Indenture also requires the Company to offer to repurchase Notes with the net proceeds of certain asset sales, in each case on the terms and subject to the conditions set forth in the Indenture.

The Notes are guaranteed by TMCR USA Holdings Inc. and TMCR USA Operations Inc., each a Delaware corporation, and TMCR Operations Inc., a British Columbia corporation (collectively, the “Guarantors”), and are secured, on a second-priority basis, by liens on substantially all of the assets of the Company and the Guarantors that secure the Credit Agreement described below on a first-priority basis, including a second-priority mortgage over the Mesabi royalty interests of TMCR USA Operations Inc. described below, subject to permitted liens and the terms of an intercreditor agreement among Macquarie Bank Limited, as first lien representative, the collateral agent for the Notes and the other parties thereto. The Indenture contains covenants that, among other things, limit the ability of the Company and its subsidiaries to incur additional indebtedness, create liens, make investments, enter into restrictive agreements, enter into transactions with affiliates, make restricted payments, consummate asset dispositions, enter into certain liability management transactions and consummate mergers, consolidations or sales of all or substantially all of their assets, and require the Company to maintain unrestricted cash of at least $5.0 million, tested as of the last day of each fiscal quarter, and, commencing with the fiscal quarter ending December 31, 2027, a minimum interest coverage ratio of 1.20 to 1.00, in each case subject to the exceptions, qualifications and cure rights set forth in the Indenture. The Indenture also contains customary events of default. If an event of default (other than certain events of bankruptcy or insolvency with respect to the Company or any of its subsidiaries) occurs and is continuing, EdgePoint Investment Group Inc., as noteholder representative under the Indenture, the trustee or the holders of at least 25% in aggregate principal amount of the outstanding Notes may declare 100% of the principal of, and accrued and unpaid interest on, all of the Notes to be immediately due and payable, and upon certain events of bankruptcy or insolvency with respect to the Company or any of its subsidiaries, 100% of the principal of, and accrued and unpaid interest on, all of the Notes will automatically become immediately due and payable. Upon any such acceleration, the Notes will also become due and payable together with the premium that would have been payable had the Notes been redeemed at the option of the Company on the date of such acceleration. The foregoing description of the Indenture and the Notes does not purport to be complete and is qualified in its entirety by reference to the Indenture (including the form of Note attached thereto), a copy of which is filed as Exhibit 99.1 hereto and incorporated herein by reference.

Registration Rights Agreement

In connection with the Notes Offering, the Company entered into a registration rights agreement with the Purchasers (the “Registration Rights Agreement”), pursuant to which the Company has agreed to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-1 registering the resale of the Common Shares issuable upon conversion of the Notes within 21 days following the closing of the Notes Offering, to use commercially reasonable efforts to cause such registration statement to be declared effective within the time periods set forth therein, and to maintain the effectiveness of such registration statement, subject to customary suspension and blackout provisions. If the Company fails to satisfy certain of its obligations under the Registration Rights Agreement, it will be required to pay additional interest on the Notes at a rate of 0.25% per annum for the first 45 days on which such additional interest accrues and 0.50% per annum thereafter (subject to an aggregate cap of 0.50% per annum), as provided in the Indenture. The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which is filed as Exhibit 99.3 hereto and incorporated herein by reference.

Credit Agreement; Issuance of Warrants

On August 24, 2026, the Company, as borrower, entered into a loan agreement (the “Credit Agreement”) with the guarantors party thereto, the lenders party thereto and Macquarie Bank Limited, as administrative agent and collateral agent, providing for a senior secured first lien term loan in an aggregate principal amount of  $25.0 million (the “Term Loan”). The Term Loan bears interest at a rate per annum equal to Adjusted Term SOFR plus a margin of 4.00%, subject to an additional margin of 2.00% per annum in certain circumstances specified in the Credit Agreement, and matures on the date that is 24 months after the closing date of the Credit Agreement, subject to a 12-month extension option as provided therein. Voluntary and certain mandatory prepayments of the Term Loan prior to the second anniversary of the closing date are subject to a make-whole amount as set forth in the Credit Agreement. The obligations under the Credit Agreement are guaranteed by the Guarantors and secured on a first-priority basis by liens on substantially all of the assets of the Company and the Guarantors, subject to permitted liens. The Credit Agreement contains representations and warranties, affirmative, negative and financial covenants and events of default customary for financings of this type.

In connection with the Credit Agreement, on August 24, 2026, the Company issued to Macquarie Bank Limited 500,000 common share purchase warrants (the “Warrants”). Each Warrant entitles the holder to purchase one Common Share at an exercise price of $8.6625 per Common Share, representing a premium of 37.5% over the $6.30 reference price, at any time prior to the fifth anniversary of the date of issuance. The exercise price of, and the number of Common Shares issuable upon exercise of, the Warrants are subject to customary anti-dilution adjustments as set forth in the certificate representing the Warrants. The foregoing description of the Credit Agreement does not purport to be complete and is qualified in its entirety by reference to the Credit Agreement, a copy of which is filed as Exhibit 99.2 hereto and incorporated herein by reference.

Acquisition of Additional Mesabi Royalty; Issuance of Consideration Shares

As previously disclosed, TMCR USA Operations Inc., an indirect wholly owned subsidiary of the Company, is party to a royalty purchase agreement, dated as of May 6, 2026, as amended (the “Royalty Purchase Agreement”), with Ironclad Royalties, LLC (the “Vendor”), the Company and Mesabi Investments (USA) LLC (“MIUSA”), pursuant to which TMCR USA Operations Inc. acquired an undivided one percent (1%) royalty interest over the Mesabi Iron Ore Mine in Itasca County, Minnesota and was granted an option (the “Option”) to acquire a further undivided one percent (1%) royalty interest over the Mesabi Iron Ore Mine (the “Additional Royalty”).

TMCR USA Operations Inc. has exercised the Option, and on August 24, 2026, concurrently with the closing of the Notes Offering, the parties entered into a second amending agreement to the Royalty Purchase Agreement and completed the acquisition of the Additional Royalty (the “Option Closing”). The aggregate consideration for the Additional Royalty consists of (i) $105.0 million in cash, of which $10.0 million was satisfied by crediting a portion of the transaction deposit previously paid, resulting in a net cash payment of $95.0 million at the Option Closing, and (ii) Common Shares having an aggregate value of $27.5 million (the “Option Share Consideration”), issued to MIUSA, as the Vendor’s nominee, at a price of $6.30 per Common Share, or 4,365,079 Common Shares, pursuant to a subscription agreement between the Company and MIUSA. The Company may issue additional Common Shares to MIUSA as top-up consideration in respect of the Additional Royalty in the circumstances, and calculated in the manner, set forth in the Royalty Purchase Agreement.

Use of Proceeds

The Company used the net proceeds of the Notes Offering and the Term Loan (i) to repay in full and discharge all indebtedness and other obligations under its existing secured debt facility in favor of American Life & Security Corp. (the “Existing Facility”), as previously described in the Company’s public filings, (ii) to fund a portion of the purchase price for the Additional Royalty, and (iii) for general corporate purposes of the Company and its subsidiaries. Upon such repayment, the Existing Facility was terminated and all liens securing the obligations thereunder were released.

Securities Law Matters

The Notes and the Warrants were offered and sold, and the Common Shares constituting the Option Share Consideration were issued, in private placements in reliance upon the exemption from the registration requirements of the U.S. Securities Act of 1933, as amended (the “Securities Act”), provided by Section 4(a)(2) of the Securities Act and, outside the United States, in reliance upon Regulation S under the Securities Act, and in Canada on a private placement basis pursuant to exemptions from applicable Canadian prospectus requirements. None of the Notes, the Common Shares issuable upon conversion of the Notes, the Warrants, the Common Shares issuable upon exercise of the Warrants or the Common Shares constituting the Option Share Consideration have been registered under the Securities Act or the securities laws of any other jurisdiction, and such securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act. This Report on Form 6-K does not constitute an offer to sell, or the solicitation of an offer to buy, any securities of the Company, nor shall there be any offer, solicitation or sale of any securities of the Company in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Cautionary Note Regarding Forward-Looking Statements

This Report on Form 6-K contains “forward-looking statements” within the meaning of applicable U.S. and Canadian securities laws, including statements regarding the expected use of proceeds, the anticipated benefits of the acquisition of the Additional Royalty and the Company’s financing arrangements. Forward-looking statements are based on the current expectations and assumptions of management and are subject to known and unknown risks and uncertainties that could cause actual results to differ materially, including, among others, risks relating to the Company’s indebtedness and the restrictive covenants therein, risks relating to the Mesabi Iron Ore Mine and the counterparties to the Company’s royalty interests, commodity price and market risks, and the other risks described in the Company’s filings with the SEC. Forward-looking statements speak only as of the date of this report, and the Company undertakes no obligation to update them except as required by law.

Exhibits

The following exhibits are filed as part of this Report on Form 6-K:

Exhibit 99.1	Indenture, dated as of August 24, 2026, among The Metals Royalty Company Inc., the guarantors party thereto and U.S. Bank Trust Company, National Association, as trustee and collateral agent (including the form of 8.00% Convertible Senior Secured Second Lien Note due 2031 attached thereto).

Exhibit 99.2	Loan Agreement, dated as of August 24, 2026, among The Metals Royalty Company Inc., as borrower, the guarantors party thereto, the lenders party thereto and Macquarie Bank Limited, as administrative agent and collateral agent.

Exhibit 99.3	Registration Rights Agreement, dated as of August 24, 2026, among The Metals Royalty Company Inc. and the holders party thereto.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The Metals Royalty Company Inc.

By:	/s/ Donald Sewell
Name:	Donald Sewell
Title:	President & Chief Financial Officer

Date: August 26, 2026